UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No.   )

Bragg Gaming Group Inc.
(Name of Issuer)

Common Shares, no par value
(Title of Class of Securities)

104833306
(CUSIP Number)

Gary J. Simon
Hughes Hubbard & Reed LLP
One Battery Park Plaza
New York, New York 10004
(212) 837-6000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 20, 2021
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 104833306
1	NAMES OF REPORTING PERSONS
Matevž Mazij

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Slovenia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
4,900,000

	8	SHARED VOTING POWER
- 0 -

	9	SOLE DISPOSITIVE POWER
4,900,000

	10	SHARED DISPOSITIVE POWER
- 0 -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,900,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
24.4%[1]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

1 Based upon 20,053,579 Shares outstanding, as of May 9, 2022, as reported in the Issuer’s Management Information Circular dated as of May 4, 2022.

CUSIP No. 104833306
1	NAMES OF REPORTING PERSONS
K.A.V.O. Holdings Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cyprus

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
4,900,000

	8	SHARED VOTING POWER
- 0 -

	9	SOLE DISPOSITIVE POWER
4,900,000

	10	SHARED DISPOSITIVE POWER
- 0 -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,900,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
24.4%[2]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

2 Based upon 20,053,579 Shares outstanding, as of May 9, 2022, as reported in the Issuer’s Management Information Circular dated as of May 4, 2022.

CUSIP No. 104833306
The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the Common Shares, no par value (the “Shares”), of Bragg Gaming Group Inc., a Canadian corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 130 King Street West, Suite 1955, Toronto, Ontario M5X 1E3.

Item 2.	Identity and Background.

(a)          This statement is filed by Matevž Mazij (“Mr. Mazij”) and K.A.V.O. Holdings Limited (“KAVO”) (the “Reporting Persons”).

(b)        The address of the principal office of each of the Reporting Persons is GAJEVA ULICA 6, 10000 ZAGREB, CROATIA. KAVO is wholly owned by Mr. Mazij. The officers and directors of KAVO and their principal occupations and business addresses are set forth on Schedule A and are incorporated by reference in this Item 2.

(c)         The principal business of the Mr. Mazij is serving as the Vice-Chair of the board of directors of the Issuer.  The principal business of KAVO is serving as a holding company wholly owned and controlled by Mr. Mazij.

(d)          None of the Reporting Persons and the individuals listed on Schedule A has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e)          During the last five years, none of the Reporting Persons and the individuals listed on Schedule A has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)          Mr. Mazij is a citizen of Slovenia. KAVO is a Cyprus limited company.

Item 3.	Source and Amount of Funds or Other Consideration.

On December 20, 2018, the Issuer completed a business combination transaction with AA Acquisition Group Inc. (“AAA”) by way of a “three-cornered amalgamation” (the “Transaction”) whereby the Issuer acquired all of the issued and outstanding securities of AAA in exchange for the issuance of Shares to AAA shareholders (the “AAA Acquisition”). Pursuant to the AAA Acquisition, AAA amalgamated with a wholly-owned subsidiary of the Company (the “Amalgamation”). Upon completion of the Amalgamation, all of the property, rights, privileges and assets of AAA were continued as the property rights, privileges and assets of the amalgamated entity, Bragg Oryx Holdings Inc., a wholly-owned subsidiary of the Issuer (“Holdings”). Holdings owns, directly or indirectly, all of the issued and outstanding membership interests of Oryx Gaming International LLC (“Oryx”). Oryx is a principal subsidiary of the Issuer and was founded by Mr. Mazij.

CUSIP No. 104833306
AAA was a special purpose vehicle incorporated prior to the Oryx Acquisition (defined below) with the primary purpose of acquiring share capital, trade, and assets of Oryx. On December 20, 2018, AAA acquired all of the issued and outstanding membership interests of Oryx (the “Oryx Acquisition”) in accordance with the terms of a securities purchase agreement (the “Oryx SPA”) dated August 17, 2018, as amended, between AAA, Mr. Mazij and KAVO. Pursuant to the Oryx SPA, 2,000,000 new common shares of the Issuer were issued to KAVO after the closing of the Oryx Acquisition as part of the consideration for the issued and outstanding membership interests of Oryx. The 2,000,000 common shares became 200,000 Shares on April 29, 2021 when the Company completed a share consolidation whereby every 10 pre-consolidation common shares became one new post-consolidation Share. KAVO will also be entitled to earn-out payments (the “Earn-Out Payments”) if certain conditions are met after the closing of the Oryx Acquisition under the Oryx SPA.

The Oryx SPA had since been amended to, among other things, modify the terms of the Earn-Out Payments and provided that the second Earn-Out Payment would be converted to a number of Shares at a pre-determined formula. On January 20, 2021, the second Earn-Out Payment was paid in full in 4,700,000 Shares, and as a result the Reporting Persons owned a total of 4,900,000 Shares. Shortly after the settlement of the second Earn-Out Payment, Mr. Mazij was appointed as a member of the board of directors of the Issuer, as Vice-Chair.

Item 4.	Purpose of Transaction.

Item 3 of this Schedule 13D is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

(a)	See the information presented on the cover page of this Schedule 13D.

(b)	See the information presented on the cover page of this Schedule 13D.

(c)	None of the Reporting Persons effected any transaction in the Shares during the past 60 days.

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 3 of this Schedule 13D is incorporated herein by reference.

On January 20, 2021, the Issuer and KAVO entered into an Investor Rights Agreement (the “Investor Rights Agreement”). Pursuant to the Investor Rights Agreement, among other things, (a) KAVO has certain registration rights with respect to the Shares it owned, subject to customary restrictions and exceptions, and (b) for as long as KAVO holds at least 20% of the issued and outstanding voting securities of the Issuer (calculated on a non-diluted basis), KAVO has the right to nominate two directors to the board of directors of the Issuer, the first of whom must be Mr. Mazij. The form of the Investor Rights Agreement is filed as Exhibit 99.2 to this Schedule 13D and incorporated herein by reference.

On May 9, 2022, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Except for the agreements described in this Schedule 13D, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 above, or between such person and any other person with respect to the securities of the Issuer, including, but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

CUSIP No. 104833306
Item 7.	Material to be Filed as Exhibits.

99.1	Joint Filing Agreement by and between Matevž Mazij and K.A.V.O Holdings Limited dated May 10, 2022.

99.2	Form of KAVO Investor Rights Agreement.

CUSIP No. 104833306
SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 10, 2022

By:	/s/ Matevž Mazij
	Name:	Matevž Mazij

K.A.V.O. Holdings Limited

By:	/s/ Georgios Papadopoulos
	Name:	Georgios Papadopoulos
	Title:	Director

CUSIP No. 104833306
SCHEDULE A

Directors and Officers of K.A.V.O. Holdings Limited

Name and Position	Principal Occupation	Principal Business Address	Citizenship

Georgios Papadopoulos Director	Lawyer	Menandrou 4, Gala Tower 2nd Floor, 1066 Nicosia, Cyprus	Cyprus